NO ACT

PE
1-12-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025214

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 13 2012
Washington, DC 20549

March 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-12

Zachary N. Wittenberg
Akin Gump Strauss Hauer & Feld LLP
zwittenberg@akingump.com

Re: FirstEnergy Corp.
Incoming letter dated January 12, 2012

Dear Mr. Wittenberg:

This is in response to your letters dated January 12, 2012 and January 18, 2012 concerning the shareholder proposal submitted to FirstEnergy by the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490. We also have received letters on the proponent's behalf dated January 15, 2012, January 16, 2012, two letters dated January 18, 2012, January 19, 2012, January 27, 2012, February 12, 2012 and February 21, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 13, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 12, 2012

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(2). In our view, the proposal would not require FirstEnergy to amend a charter or bylaw provision if doing so would violate applicable state law. Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(10). Based on the information that you have presented, it appears that FirstEnergy's practices and policies do not compare favorably with the guidelines of the proposal and that FirstEnergy has not, therefore, substantially implemented the proposal.

Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

The previously included text of the company 2009 annual meeting proxy stated:
"The Company's Amended Code of Regulations provides that the generally applicable voting threshold is a majority of votes cast. However, in the limited circumstances of the most important corporate actions, supermajority provisions apply."

The company does not claim that its 2009 annual meeting proxy statement text is inconsistent with the text in the 2012 rule 14a-8 proposal. The company has not published a rule 14a-8 simple majority vote proposal since 2009.

Thus the company 2012 argument seems to be a dichotomy in credibility: That a proponent cannot rely upon a previous annual meeting proxy statement concerning an issue where the company has made no changes.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

The attached text of the company 2009 annual meeting proxy stated:
"The Company's Amended Code of Regulations provides that the generally applicable voting threshold is a majority of votes cast. However, in the limited circumstances of the most important corporate actions, supermajority provisions apply."

The company does not claim that its 2009 text is inconsistent with the text in the 2012 rule 14a-8 proposal. The company has not published a rule 14a-8 simple majority vote proposal since 2009.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

ıble of Contents

FirstEnergy

76 South Main St.,
Akron, Ohio 44308

Rhonda S. Ferguson
Corporate Secretary

April 2, 2009

Dear Shareholder:

You are invited to attend the 2009 FirstEnergy Corp. Annual Meeting of Shareholders at 10:30 a.m., Eastern time, on Tuesday, May 19, 2009, at the John S. Knight Center, 77 E. Mill Street, Akron, OH.

As part of the agenda, business to be voted on includes six items which are explained in this proxy statement. The first two items are the election of the 11 members to your Board of Directors named in the proxy statement and the ratification of the appointment of our independent registered public accounting firm. **Your Board of Directors recommends that you vote FOR Items 1 and 2.** In addition, there are four shareholder proposals. **Your Board of Directors recommends that you vote AGAINST these shareholder proposals, which are Items 3 through 6.**

First, please carefully review the notice of meeting and proxy statement. Then, to ensure that your shares are represented at the Annual Meeting, appoint your proxy and vote your shares. Voting instructions are provided in this proxy statement and on your proxy card. We encourage you to take advantage of our telephone or Internet voting options. Please note that submitting a proxy using any one of these methods will not prevent you from attending the meeting and voting in person.

As you vote, you may choose, if you have not done so already, to stop future mailings of paper copies of the annual report and proxy statement and view these materials through the Internet. If you make this choice, for future meetings we will mail you a proxy card along with instructions to access the annual report and proxy statement using the Internet.

Your vote and support are important to us. We hope you can join us at our meeting.

Sincerely,

Rhonda S. Ferguson

ible of Contents

believe that the persons nominated will not be available to serve after being elected. If any of these nominees would not be available to serve for any reason, shares represented by the appointed proxies will be voted either for a lesser number of directors or for another person selected by the Board. However, if the inability to serve is believed to be temporary in nature, the shares represented by the appointed proxies will be voted for that person who, if elected, will serve when able to do so.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ITEM 1.

Item 2 — Ratification of the Appointment of the Independent Registered Public Accounting Firm

You are being asked to ratify the Board's appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to examine the books and accounts of the Company for the 2009 fiscal year. A representative is expected to attend the meeting and will have an opportunity to make a statement and respond to appropriate questions. Refer to the Audit Committee Report in this proxy statement for information regarding services performed by, and fees paid to, PricewaterhouseCoopers LLP during the years 2007 and 2008.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ITEM 2.

Shareholder Proposals

Shareholders have indicated their intention to present at the Annual Meeting the following proposals for consideration and action by the shareholders. The shareholder resolutions and proposals, for which the Company and the Board accept no responsibility, are set forth below. The proponents' names, addresses, and numbers of shares held will be furnished upon written or oral request to the Company. **Your Board of Directors recommends that you vote "AGAINST" all four of these shareholder proposals for the reasons noted in the Company's opposition statements following each shareholder proposal.**

Item 3 —Shareholder Proposal: Adopt Simple Majority Vote

3 — Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This applies to each 67% and 80% provision in our charter and bylaws.

Supporting Statement

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This topic won our following shareholder support, based on yes and no votes, at our previous annual meetings:

2005	71%
2006	73%
2007	76%
2008	78%

At least one proxy advisory service recommended a withhold-vote for directors who do not adopt a shareholder proposal after it wins its first majority vote.

able of Contents

At our 2008 annual meeting our following directors received 47% in withheld votes:
George Smart (Chairman)
Jesse Williams
Carol Cartwright
William Cottle

And our following directors received 36% in withheld votes:
Anthony Alexander
Catherine Rein
Paul Addison
Ernest Novak
Wesley Taylor
Robert Heisler
Michael Anderson

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%	Ray T. Chevedden (Sponsor)
Lear Corp. (LEA)	88%	John Chevedden
Liz Claiborne (LIZ)	89%	Kenneth Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- We had no shareholder right to:
  Cumulative voting.
  Call a special shareholder meeting.
  Act by written consent.
  Elect directors by a majority vote.
- Our management should show that it has the leadership initiative to adopt Board accountability items such as the above instead of leaving it to shareholders to take the initiative in proposing improvements.
- We had two "Problem Directors" according to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm:
  George Smart because he chaired the FirstEnergy audit committee during a period of accounting misrepresentation according to a lawsuit that was settled.
  Michael Anderson due to his involvement with Interstate Bakeries and its bankruptcy.
- George Smart was also an "Accelerated Vesting" director according to The Corporate Library due to his involvement with speeding up the vesting of stock options in order to avoid recognizing the related cost.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

End of Shareholder Proposal ____________________

Your Company's Opposition Statement

Your Board of Directors recommends that you vote "AGAINST" this proposal.

Your Board continues to believe that a higher voting threshold for certain specific fundamental corporate actions is in the best interests of all shareholders and the Company for several reasons. The higher voting requirements promote corporate stability by ensuring that no single or small group of shareholders achieves undue leverage. The Company's supermajority voting requirements are consistent with the approach of Company competitors. Prior shareholder actions rejecting a lowering of the standard to two-thirds indicates that costly solicitations and one-on-one meetings in furtherance of achieving approval of a simple majority goal are unlikely to be successful. Finally, solid ratings in governance risk assessments and best practices compliance assure shareholders that our important special voting requirements do not serve to entrench management. As discussed below, your Board recommends that you vote against the simple majority vote proposal.

The Company's Amended Code of Regulations provides that the generally applicable voting threshold is a majority of votes cast. However, in the limited circumstances of the most important corporate actions, supermajority provisions apply. Requiring a supermajority vote in certain limited circumstances does not preclude changes to our organizational documents or fundamental corporate actions, it merely helps to ensure that the actions most fundamental to the Company are agreed upon by a broad consensus of shareholders.

The Company's Amended Articles of Incorporation establish an 80 percent supermajority requirement to amend or repeal provisions for the following: (1) unissued or treasury shares, (2) cumulative voting rights, (3) preemptive rights, and (4) the Company's purchase of its capital stock. Similarly, the Company's Amended Code of Regulations establishes an 80 percent supermajority voting threshold to amend or repeal regulations regarding: (1) shareholder meetings, (2) board structure, (3) board vacancies, (4) director elections, and (5) director and officer indemnification. In addition, a two-thirds supermajority is required to approve a plan of merger, authorize a sale or other disposition of all or substantially all of the Company's assets or dissolve the Company. However, your Board may by resolution lower this threshold to a majority. Except in these cases, a majority vote requirement applies.

Prior shareholder proposals seeking to remove the 80 percent supermajority voting thresholds from the Company's governing documents consistently have received less than the required level of support, as did a prior management proposal that would have amended the Company's Amended Articles of Incorporation and Amended Code of Regulations to lower the Company's 80 percent supermajority voting threshold to a two-thirds threshold. The Company's supermajority voting thresholds, such as the two-thirds vote of shareholders required to adopt a plan of merger, are intended to preserve and maximize shareholder value and provide protection for all shareholders against self-interested actions by one or a small group of shareholders. Your Board does not intend for these provisions to preclude unsolicited, fair offers to acquire the Company. The provisions generally are designed to encourage any such potential acquirer to negotiate directly with your Board. Your Board has the fiduciary responsibility and is in the best position to evaluate the adequacy and fairness of any proposed offers, to negotiate on behalf of all shareholders, and to protect the shareholders against abusive tactics during a takeover process.

Your Board believes this protection continues to be important in light of the Energy Policy Act of 2005 (EPACT). The EPACT repealed the Public Utility Holding Company Act of 1935 (PUHCA) which historically had placed certain restrictions on mergers and acquisitions in the electric utility industry. With the repeal of PUHCA, your Board believes that the supermajority voting provisions serve as an important protection for our shareholders by requiring any potential acquirer to negotiate with your Board directly to ensure the fair and equitable treatment of all of the Company's shareholders.

At previous meetings, shareholders approved by a majority vote a proposal recommending that your Board take the steps reasonably needed to adopt simple majority shareholder voting to the greatest extent possible. This proposal also included a recommendation that the directors use special solicitations and one-on-one management contacts with major shareholders to obtain the required vote. Thereafter, your Board conducted an analysis of how best to respond. Even if your Board agreed with the proponent, given our shareholders' recent rejection of your Board's resolution to lower the supermajority voting threshold to a two-thirds threshold, your Board determined that shareholder approval of simple majority voting was unlikely. Your Board, in furtherance of its fiduciary obligations to all shareholders, could not require the Company to undertake an aggressive and costly solicitation of votes in favor of amendments it does not support, and the ultimate adoption of which would not be guaranteed. Your Board concluded that spending significant corporate funds and the time of senior management and directors to special solicitations and one-on-one management contacts with major shareholders would not be a prudent use of the Company's funds or management's time.

Your Board continues to believe that the limited 80 percent and two-thirds supermajority voting requirements are appropriate and in the best interests of all shareholders and accordingly, and for the other reasons stated above, recommends a vote against the simple majority proposal.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" ITEM 3.

Item 4 —Shareholder Proposal: Reduce the Percentage of Shares Required to Call Special Shareholder Meeting

4 — Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Supporting Statement

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won 67% support at our 2008 annual meeting based on yes and no votes. The Council of Institutional Investors recommends timely adoption of shareholder proposals upon receiving their first 51% or higher vote.

This proposal topic also won impressive support at the following companies (based on 2008 yes and no votes):

Merck (MRK)	57%	William Steiner (Sponsor)
Occidental Petroleum (OXY)	66%	Emil Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- Our directors served on six boards rated "D" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm:

George Smart	Ball Corp. (BLL)	
Catherine Rein	Corning (GLW)	
Catherine Rein	Bank of New York Mellon (BK)	
Ernest Novak	Borg Warner (BWA)	
Ernest Novak	A. Schulman (SHLM)	
Michael Anderson	Interstate Bakeries (IBCIQ.PK)	F-rated

- George Smart, our Chairman, was given additional responsibilities to serve on our key audit and nomination committees.
- Our CEO was paid $15 million.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

The company describes the "OGCL standard" which is "a simple majority in compliance with applicable laws" – the words used in the first sentence of the proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

It appears that the company argument would compel the company to claim that it cannot materially adopt the same simple majority vote standard that has already been adopted an another Ohio corporation, Multi-Color Corporation (LABL), according to the attached pages from The Corporate Library. The Corporate Library pages illustrate a vast contrast between Multi-Color and FirstEnergy, both Ohio corporations.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

The company January 18, 2012 letter says that Ohio requires a higher voting standard than simple majority vote – yet fails to give a name for such a purported standard.

Plus the company does not explain why the company published a proposal for 8-years that it now claims is illegal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

The company claim that it is impossible to have simple majority voting in compliance with applicable laws under Ohio and Illinois law is not backed up by evidence that proxy advisor firms and investment research firms report that there are absolutely no companies incorporated in Ohio and Illinois that have simple majority voting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

ZACHARY N. WITTENBERG
212.872.1081/fax: 1.212.872.1002
zwittenberg@akingump.com

January 18, 2012

Via Electronic Mail
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposal Submitted by Ray T. Chevedden as trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust - Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

By letter dated January 12, 2012 (the "***No-Action Request***"), FirstEnergy Corp. ("***FirstEnergy***" or the "***Company***") requested confirmation that the Staff (the "***Staff***") of the Securities and Exchange Commission (the "***SEC***") will not recommend enforcement action if, in reliance on numerous provisions under Rule 14a-8, including Rule 14a-8(i)(10), FirstEnergy excludes a proposal (the "***Proposal***") submitted by Ray T. Chevedden, as trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "***Proponent***") from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2012 annual meeting of shareholders. In response to the No-Action Request, John Chevedden, on behalf of the Proponent, submitted correspondence (the "***Response Letter***") to the Staff on January 16, 2012 (attached to this letter as ***Exhibit A***).

Mr. Chevedden asserts in his Response Letter that contrary to the Company's claim, its Amended Articles of Incorporation ("***Articles***") and Amended Code of Regulations ("***Regulations***") contain certain supermajority provisions. For purposes of this correspondence with the Staff, the Company is assuming that Mr. Chevedden is writing in response to the Company's belief that the Proposal is excludable under Rule 14a-8(i)(10) because the Proposal is substantially implemented. While the Company acknowledges that the Articles and Regulations contain supermajority provisions as set forth in the Response Letter, as described in detail in the No-Action Request and the Jones Day opinion letter attached thereto, Ohio law does not permit the Company to change the voting standard of the supermajority provisions to the voting standard requested in the Proposal (i.e., a majority of the votes cast for and against the proposal, or a simple majority vote). The Ohio

General Corporation Law (the "*OGCL*") requires a higher voting standard applicable to each of those items identified in the Response Letter. As a result, the No-Action Request did not address these supermajority provisions as the Company believes that they are outside the scope of the Proposal.

As previously discussed in the No-Action Request and consistent with the Proposal, the voting requirement for all actions of shareholders, other than those for which the OGCL provides a voting standard higher than a simple majority, have been set at a majority of the votes cast pursuant to the Company's Regulations. In other words, the Company has taken all steps to reduce the vote required to a simple majority vote, the voting standard requested in the Proposal, for all matters permitted by Ohio law and has therefore substantially implemented the Proposal.

For the foregoing reasons and the reasons set forth in the No-Action Request, on behalf of FirstEnergy, we request the Staff's confirmation that that it will not recommend to the SEC any enforcement action if the Proposal is omitted from the Proxy Materials.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 872-1081.

Sincerely yours,

Zachary N. Wittenberg

Attachment

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

Contrary to the company claim the company is loaded with supermajority provisions: Approval of 80% of shares is required to amend Article V (Power of Board), Article VI (Cumulative Voting), Article VII (Preemptive Right), Article VIII (Purchase Stock), and Article X (Amendment) of the charter.

Plus approval of 80% of shares is required to amend Sections 1 (Time and Place of Meetings), 3(a)(Special Meetings), 9 (Order), 11 (Number, Election and Term), 12 (Vacancies), 13 (Removal), 14 (Nominations), 31 (Indemnification) and 36 (Amendment) of the bylaws.
Source: The Corporate Library (attached).

Plus the vote required to amend the Charter is 67%.

Also in its aggressive no action request the company finds no fault with the rule 14a-8 proposal text about directors receiving as much as 51% in negative votes at the time that they were repeatedly ignoring the strong support for this proposal topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Ronda Ferguson <rferguson@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 29, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

This simple majority vote topic also won our ascending support of 71% to 80% in each year from 2005 to 2009. Our directors ignored our repeated overwhelming support. Meanwhile our directors' popularity headed south and four directors were hit with 51% in negative votes during 2009 including Chairman George Smart, Carol Cartwright, Jesse Williams and William Cottle.

Sadly George Smart, Carol Cartwright and Jesse Williams held five seats on our most important board committees in 2011 and each had 14-years long-tenure. The Corporate Library, an independent investment research firm, said that long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

Our CEO Anthony Alexander was potentially entitled to $55 million if there was a change in control.

We had two "Flagged (Problem) Directors" according to The Corporate Library: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during accounting misrepresentation (lawsuit settlement expense) and Michael Anderson due to his Interstate Bakeries directorship responsibilities as it went bankrupt.

Between 34% and 42% of the votes cast in our 2010 election were negative for our entire board. This indicated dissatisfaction among a significant portion of our company's shareholders.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

Contrary to the company claim the company is loaded with supermajority provisions: Approval of 80% of shares is required to amend Article V (Power of Board), Article VI (Cumulative Voting), Article VII (Preemptive Right), Article VIII (Purchase Stock), and Article X (Amendment) of the charter.

Plus approval of 80% of shares is required to amend Sections 1 (Time and Place of Meetings), 3(a)(Special Meetings), 9 (Order), 11 (Number, Election and Term), 12 (Vacancies), 13 (Removal), 14 (Nominations), 31 (Indemnification) and 36 (Amendment) of the bylaws.
Source: The Corporate Library (attached).

Plus the vote required to amend the Charter is 67%.

Also in its aggressive no action request the company finds no fault with the rule 14a-8 proposal text about directors receiving as much as 51% in negative votes at the time that they were repeatedly ignoring the strong support for this proposal topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Ronda Ferguson <rferguson@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 29, 2011]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

This simple majority vote topic also won our ascending support of 71% to 80% in each year from 2005 to 2009. Our directors ignored our repeated overwhelming support. Meanwhile our directors' popularity headed south and four directors were hit with 51% in negative votes during 2009 including Chairman George Smart, Carol Cartwright, Jesse Williams and William Cottle.

Sadly George Smart, Carol Cartwright and Jesse Williams held five seats on our most important board committees in 2011 and each had 14-years long-tenure. The Corporate Library, an independent investment research firm, said that long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

Our CEO Anthony Alexander was potentially entitled to $55 million if there was a change in control.

We had two "Flagged (Problem) Directors" according to The Corporate Library: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during accounting misrepresentation (lawsuit settlement expense) and Michael Anderson due to his Interstate Bakeries directorship responsibilities as it went bankrupt.

Between 34% and 42% of the votes cast in our 2010 election were negative for our entire board. This indicated dissatisfaction among a significant portion of our company's shareholders.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote Topic
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the January 12, 2012 company request to avoid this established rule 14a-8 proposal.

The company no action request fails to explain how a proposal which the company published for 8-years in its proxy materials could possibly address a topic that has supposedly been implemented. Furthermore the company fails to explain how shareholders could possibly vote as high as 79% in favor of a proposal for 8-years which has supposedly been implemented. This is illustrated by the attachment.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

ZACHARY N. WITTENBERG
212.872.1081/fax: 1.212.872.1002
zwittenberg@akingump.com

January 12, 2012

Via Electronic Mail
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposal Submitted by Ray T. Chevedden as trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust - Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***" or "***FirstEnergy***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we are writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof (collectively, the "***Proposal***") submitted by Ray T. Chevedden, as trustee of the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "***Proponent***"), received on November 29, 2011, may properly be omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2012 annual meeting of shareholders (the "***2012 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

A. filed this letter via electronic submission with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials with the Commission; and

B. concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, I am not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, via FedEx, to the Proponent and, at the Proponent's request, via electronic mail and FedEx to Mr. John Chevedden.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

The Proposal

The Proposal states:

> *"Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws."*

The Proposal and the Supporting Statement are attached to this letter as ***Exhibit A***.

Basis for Exclusion

The Company respectfully requests that the Staff concur in the Company's view that the Proposal and the Supporting Statement may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented;
- Rule 14a-8(i)(2) because the Proposal is improper under Ohio's state corporation law;
- Rule 14a-8(i)(6) because, if adopted, the Company does not have the power or authority to implement the Proposal as submitted;
- Rule 14a-8(i)(1) because the Proposal would result in an improper matter for shareholder action under Ohio law; and
- Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is impermissibly vague and indefinite so that it is materially false and misleading.

Analysis

As a threshold matter, the Proposal initially requests a specific standard, "a majority of the votes cast," and then seemingly refers to an alternative voting standard, "a simple majority." Thus, the

Proposal is unclear on its face whether these two standards have the same meaning or different meanings. If they have the same meaning, this letter demonstrates that the Proposal may be excluded for the reasons articulated in Sections I-IV below. If they have different meanings, the Proposal is impermissibly vague in that it is unclear what a simple majority means, and this letter demonstrates that the Proposal may be excluded not only for the reasons articulated in Sections I-IV, but also for the reasons articulated in Section V below.

I. The Proposal can be excluded from FirstEnergy's Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 34-12598 (July 7, 1976). To be excluded, a proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 34-40018 at n. 30 (May 21, 1998). The Staff has previously stated that a determination that a company has substantially implemented a shareholder proposal "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). See also, *Wal-Mart Stores, Inc.* (March 30, 2010); *Exxon Mobil Corporation* (March 21, 2011). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); *Talbots Inc.* (Apr. 5, 2002); *Masco Corp.* (Mar. 29. 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Exxon Mobil Corp.* (Burt) (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996).

Based on the shareholder voting requirements applicable to the Company as an Ohio corporation under the Ohio General Corporation Law (the "***OGCL***") and pursuant to the Company's Amended Articles of Incorporation ("***Articles***") and Amended Code of Regulations ("***Regulations***"), the Company believes that it has substantially implemented the Proposal. In particular, Section 7 of the Company's Regulations provides that "Except as otherwise expressly provided by law, the Articles of Incorporation or this Code of Regulations, at any meeting of shareholders at which a quorum is present, ***a majority of the votes cast***, whether in person or by proxy, on any matter properly brought before such meeting in accordance with Regulation 9 will be the act of the shareholders." (emphasis added.)

As described above, pursuant to the Company's Regulations, the voting requirement for all actions of shareholders, other than those governed by the OGCL and the Company's Articles and Regulations, already is a majority of the votes cast. To the extent that a different voting requirement is expressly provided by the OGCL or the Company's Articles and Regulations, as will be discussed in Sections II-IV below, the OGCL does not permit the Company to lower the voting standard to a majority of the votes cast. Because the Company has taken all possible steps available under the OGCL to implement a majority of the votes cast voting standard where permitted by applicable law, the Company has substantially implemented the Proposal. The Staff has previously concurred with exclusion of a similar shareholder proposal under Rule 14a-8(i)(10) where state law required a voting threshold higher than a majority of votes cast for certain shareholder actions. *Exxon Mobil Corp.* (Mar. 21, 2011). See also, *Whole Foods Market, Inc.* (Dec. 21, 2010) (concurring with the exclusion of a similar proposal under Rule 14a-8(i)(10) where the only remaining supermajority voting requirement arose under a state law that did not allow the reduction of the voting threshold thereunder); *MDU Resources Group, Inc.* (Jan. 16, 2010) (concurring that a similar shareholder proposal was substantially implemented even though the company's charter contained a provision requiring approval by three-quarters of the stockholders where that voting threshold was required by statute). Therefore, the Company believes that the Proposal may be excluded from the Proxy Materials as substantially implemented pursuant to Rule 14a-8(i)(10).

II. The Proposal can be excluded from FirstEnergy's Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would violate Ohio corporate law.

Rule 14a-8(i)(2) permits exclusion of a proposal if its implementation would "cause the company to violate any state, federal, or foreign law to which it is subject." FirstEnergy is an Ohio corporation governed by, among other things, the OGCL. The Proposal asks the Board to take steps so that each item that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws. To the extent the Proposal requests the Company to lower the voting requirement for matters with an express voting standard under the OGCL or the Company's Articles and Regulations, as discussed below, Ohio law does not permit either of the two vote formulations (i.e. "majority of the votes cast" and/or "simple majority") requested by the Proponent. Therefore it is impossible to implement the Proposal "in compliance with applicable laws."

A. ***Proponent's "votes cast" or "simple majority" proposed voting standards would violate Ohio law because these standards could result in a matter being approved by the holders of fewer shares than permitted by Ohio law.***

As more fully described in the opinion of Jones Day (attached to this letter as ***Exhibit B***), in every instance where the OGCL sets forth a voting standard for shareholders to approve corporate action, those provisions require shareholders to approve those actions by a voting standard that is higher than a majority of votes cast. Thus, the standards requested by the Proponent cannot be implemented in accordance with applicable law for matters that do not already have a majority of the votes cast standard as set forth in Section 7 of the Regulations. The statutory provisions of the OGCL that relate to the provisions of the Company's Articles and Regulations that call for a greater than simple majority vote require at least a vote of a majority of the voting power of the corporation in order to approve the applicable corporate action. Similarly, the OGCL contains several provisions that require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote in order to approve certain corporate actions. For example, such a statutory super-majority vote is required by the following sections of the OGCL (i) Section 17.01.71 to amend the articles of incorporation of the Company, (ii) Section 1701.76 to approve the sale or other disposition of all or substantially all of the Company's assets, (iii) Section 1701.78 to approve a merger or consolidation of the Company and (iv) Section 1701.86 to approve the voluntary dissolution of the Company. While each of these statutory provisions permits the two-thirds vote requirement to be changed by a corporation's articles of incorporation, these statutory provisions do not permit the requisite shareholder vote for approval of such matters to be less than a majority of the voting power of the corporation. In addition, other statutory provisions, such as Section 1701.11 of the OGCL which governs amendments to a corporation's code of regulations, require the affirmative vote of at least a majority of the voting power of the corporation. Accordingly, the Proposal is contrary to the OGCL because it requests that "each shareholder voting requirement . . . be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws." Neither of these voting standards, regardless of the Proponent's use of the phrase "in compliance with applicable laws," could be included as the appropriate voting standards in the Company's Articles or Regulations to vote on the matters contained in the OGCL sections cited above.

As discussed above, under the OGCL, at least a majority of the voting power of the corporation is required to approve several matters addressed in the Company's Articles and Regulations. According to the Company's Articles, "'voting power of the Corporation' means the aggregate voting power of (1) all outstanding shares of Common Stock of the Corporation . . . ." Therefore, abstentions, broker non-votes and any shares not voted are part of the denominator used to determine if the requisite majority has been reached with respect to the items described above. As FirstEnergy made clear in its 2011 proxy statement in connection with a proposal to amend its Regulations, "[a]bstentions and broker non-votes will have the same effect as a vote against this proposal." The "votes cast" and "simple majority" voting standards requested by the Proponent relate to a "majority of the votes cast for and against" a proposal rather than a majority of all of the outstanding shares. These standards, which ignore abstentions, broker non-votes and any shares not voted, could result in a matter submitted for a shareholder vote being approved by less than the minimum shareholder vote required by the OGCL.

The following examples demonstrate how the application of the Proposal would violate the requirements of Ohio law. Assume the following: (i) the quorum requirements are met; (ii) 100 shares are outstanding at the shareholder meeting; and (iii) 45 shares vote for, 35 shares vote against, 10 shares abstain from the applicable matter, there are five broker non-votes and there are five shares that are not voted.

Application of Proponent's Standards: Under the Proponent's standards, the matter would pass because a majority of votes cast for a "simple majority" contained in the Proposal would be obtained (45/(45+35) = 45/80 = 56.25%).

Application of OGCL Standard: Under the OGCL, the matter would not be approved because it received the affirmative vote of only 45% of the voting power of the corporation, with the abstentions, broker non-votes and shares not voted, as well as the for and against votes, counted in the total number of shares (45 (for) + 35 (against) +10 (abstentions) + 5 (broker non-votes) + 5 (shares not voted)) = 45/100 = 45%).

The sections of the OGCL cited in the Jones Day opinion clearly state a company's articles of incorporation and code of regulations can only lower the voting requirements, at most, to a majority of the voting power of the corporation with respect to the items specified under the OGCL and listed in the Jones Day opinion (other than one provision which allows for a majority of the shares which are represented at the meeting and entitled to vote). It is therefore the opinion of Jones Day that the Proposal violates Ohio corporation law, and the Company would lack the power and authority to implement the Proposal because it would result in a situation where a matter submitted for shareholder action could be approved by the holders of fewer shares than permitted by the OGCL.

B. ***The OGCL voting requirements are similar to the Illinois statutory requirements.***

The sections of the OGCL cited above are similar to certain Illinois statutory provisions that have been successfully relied upon by registrants to omit substantially similar shareholder proposals. For example, Section 10.20 of the Illinois Business Corporation Act ("*IBCA*") (for amendments to the articles of incorporation), Section 11.20 of the IBCA (with respect to mergers), Section 11.60 of the IBCA (with respect to sales, leases or exchanges of all, or substantially all, of the assets, other than in the usual and regular course of business) and Section 12.15 of the IBCA (with respect to voluntary dissolution by vote of shareholders) require a super-majority vote and permit the super-majority vote to be changed by the articles of incorporation of a company to not less than a majority of the outstanding shares entitled to vote. Similar to the vote calculations under Ohio law, Illinois law also requires that abstentions are part of the denominator used to determine if the requisite shareholder vote has been reached.

In *Abbott Laboratories* (February 2, 2011), the SEC Staff concurred that a proposal substantially similar to the Proposal could be excluded because it violated applicable Illinois law.

Therefore, the requested standard contained in the proposal (i.e., "simple majority") violated the minimum majority voting requirement required by Illinois law, as is the case in Ohio.

III. The Proposal can be excluded from FirstEnergy's Proxy Materials pursuant to Rule 14a-8(i)(6) because, if adopted, the Company does not have the power and authority to implement the Proposal as submitted.

Rule 14a-8(i)(6) permits a company to exclude a proposal from a proxy statement if the company would lack the power or authority to implement it. Because the Proposal violates Ohio law for the reasons described in Section II of this letter, FirstEnergy lacks the power to implement the Proposal. The voting standards requested by the Proponent could result in a matter submitted for a shareholder vote being approved by less than the minimum shareholder vote required by the OGCL.

The SEC Staff has repeatedly recognized that companies do not have the power and authority to implement proposals that violate state law. See, for example, Abbott Laboratories (Feb. 2, 2011) (proposal requesting compliance with applicable law voting standard would violate Illinois law); *Schering-Plough Corp.* (Mar. 27, 2008) (proposal that the board adopt cumulative voting would violate New Jersey law); *Bank of America Corp.* (Feb. 26, 2008) (proposal requesting the board to disclose fees paid to a compensation consultant that were subject to a confidentiality agreement would violate North Carolina law); *PG&E Corp.* (Feb. 25, 2008) (proposal that the board adopt cumulative voting would violate California law); *The Boeing Company* (Feb. 19, 2008) (proposal that the board amend the governing documents to remove restriction on the shareholder right to act by written consent would violate Delaware law); *Noble Corporation* (Jan. 19, 2007) (proposal that the board revise the articles of association to provide that each director be elected on an annual basis would violate Cayman Islands law); *Xerox Corporation* (Feb. 23, 2004) (proposal for board to amend the certificate of incorporation to reinstate the rights of shareholders to take action by written consent and to call special meetings would violate New York law); and *CoBancorp Inc.* (Feb. 22, 1996) (proposal that the board rescind an executive stock-option plan would violate Ohio law).

Therefore, it would be inappropriate for FirstEnergy to submit a matter to shareholders for a vote if the matter, if approved, would violate Ohio law and thus be beyond FirstEnergy's power and authority to implement. Accordingly, based on the above, it is also the Company's belief that the Proposal is excludable from FirstEnergy's Proxy Materials under Rule 14a-8(i)(6).

IV. The Proposal can be excluded from FirstEnergy's Proxy Materials pursuant to Rule 14a-8(i)(1) because it is an improper matter for shareholder action under Ohio law.

Rule 14a-8(i)(1) permits exclusion of a proposal if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. For the reasons described in Sections II and III of this letter, the Proposal, if adopted, would cause FirstEnergy to violate Ohio law and thus could not be implemented. Because the Proposal violates Ohio law and is beyond FirstEnergy's power to implement, it is the Company's belief that it is an improper subject for action by shareholders under the laws of Ohio. Accordingly, it is the Company's belief that the Proposal is also excludable from FirstEnergy's Proxy Materials under Rule 14a-8(i)(1).

V. The Proposal can be excluded from FirstEnergy's Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 as it is impermissibly vague and indefinite so that it is materially false and misleading.

To the extent that "majority of the votes cast" and "a simple majority" have identical meanings, the Proposal may be properly excluded for the reasons described in Sections I-IV of this letter. In addition, to the extent these phrases have different meanings, the Proposal may also properly be excluded because it violates certain SEC proxy rules. Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> *"If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."*

Staff Legal Bulletin No. 14B (Sept. 15, 2004) clarified that this basis for exclusion applies where:

> *"the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."*

The Company believes that the Proposal is sufficiently vague and ambiguous that it is impossible to ascertain exactly what actions or measures the Company is expected to take, and neither the proposal nor the supporting statement in the Proposal provide sufficient insight to ensure that any actions taken by the Company will not be significantly different from the actions envisioned by the shareholders if the Proposal is included in the Proxy Materials for the 2012

Meeting. Moreover, this ambiguity in the Proposal is material because it concerns the essential objective of the Proposal: attempting to set new shareholder voting standards.

The Proposal is drafted so that it seems to initially request a specific standard, "a majority of the votes cast for and against the proposal" (without the typical qualifying text "in compliance with applicable laws") and then seems to refer to an alternative voting standard, "simple majority in compliance with applicable laws." Although it appears as if the Proponent is proposing two different voting requirements (i.e., simple majority), there is no indication as to what the difference is between these voting standards, including whether these voting standards have the same or different meanings. Also, it is unclear whether the phrase "in compliance with applicable laws" is meant to modify the "votes cast" standard, the simple majority standard or both.

In the instant case, the Proposal itself is clearly susceptible to multiple interpretations and the Staff has previously recognized that when such conflicts exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). One could interpret that the Proposal is requesting only one voting standard, but it could just as easily be interpreted as requesting two separate voting standards. Therefore, the Company believes the Proposal is vague and indefinite. Accordingly, the Proposal is so inherently vague and indefinite that neither the shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

In addition, the very nature of the Proposal is also inherently false and misleading. The Proposal requests that the board take necessary steps so that each shareholder voting requirement is changed to one of two voting standards. However, for the reasons described in Section II of this letter, both standards requested by the Proponent violate Ohio law. Even if it was argued that this Proposal did not violate Ohio law and was not beyond FirstEnergy's power and authority to implement because the improperly inserted phrase "in compliance with applicable laws" is intended to mean that actions requested by the Proposal are only requested if they would comply with applicable law, it is materially false and misleading to submit to shareholders a proposal that purports to be limited to changes that can be made in compliance with law when in fact there are no circumstances under which such proposal could be implemented in compliance with Ohio law that have not already been taken by the Company to reduce the voting requirements to a majority of votes cast or a simple majority. Because of the inherent contradiction of seeking a "votes cast" or "simple majority" standard "in compliance with applicable laws" when the requested standard itself violates Ohio law, the Proposal is so vague and indefinite that shareholders will not know with reasonable certainty what they are being asked to vote upon.

The Staff has previously concurred that a proposal could be excluded as vague and indefinite under Rule 14a-8(i)(3) in a situation where, according to an opinion of counsel submitted by the company, the standard requested by the proponent could not be implemented in accordance with applicable law. See *Pfizer Inc.* (Jan. 29, 2008) (proposal requested the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.").

The Staff has also permitted the exclusion of proposals requesting that a company take a particular action where the proposal references a defined term or set of guidelines but fails to define or meaningfully describe the substantive provisions of the defined terms or guidelines. For example, in *Bank of America* (February 2, 2009), the proposal requested a "standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." The Staff concurred that the proposal could be excluded because the language that was intended to clarify the specific independence standard called for in the proposal did not eliminate the ambiguity and was considered vague and indefinite under Rule 14a-8(i)(3). Similarly, in *The Boeing Co.* (February 10, 2004), the stockholder proposal requested a bylaw requiring the chairman of the board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fails to disclose to shareholders the definition of 'independent director' that it seeks to have included in the bylaws." The Proposal suffers from a similar defect because it requests adopting specific voting standards, however the requested standards are internally inconsistent and do not define, or meaningfully describe the substantive provisions of the phrase "simple majority" as described above.

The Staff has also repeatedly permitted exclusion of a proposal as misleading where it was sufficiently vague and indefinite that the company and its shareholders might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (Mar. 12, 1991), the Staff stated that "neither shareholders voting on the proposal nor the Company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty what actions would be taken under the proposal. The staff believes, therefore, that the proposal may be misleading because any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See also *Bank of America Corp.* (June 18, 2007) (allowing exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (Mar. 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); and *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (quoting the SEC: "Without attempting to determine whether under the laws of Missouri a proposal commanding the directors to create a stockholder relations office is a proper subject for action, it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail .... We therefore did not feel that we would compel the company to include the proposal in its present form in its proxy statement.").

Accordingly, it is the Company's belief that the Proposal is excludable from FirstEnergy's 2011 Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-9.

VI. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and the Supporting Statement from the Proxy Materials for the 2012 Meeting.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 872-1081.

Sincerely yours,

Zachary N. Wittenberg

Attachments

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman of the Board
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 800 736-3402

Dear Mr. Smart,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by ~~email to~~ FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden (signature) — Date 11/27/2011

Ray T. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909

[FE: Rule 14a-8 Proposal, November 29, 2011]

3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

This simple majority vote topic also won our ascending support of 71% to 80% in each year from 2005 to 2009. Our directors ignored our repeated overwhelming support. Meanwhile our directors' popularity headed south and four directors were hit with 51% in negative votes during 2009 including Chairman George Smart, Carol Cartwright, Jesse Williams and William Cottle.

Sadly George Smart, Carol Cartwright and Jesse Williams held five seats on our most important board committees in 2011 and each had 14-years long-tenure. The Corporate Library, an independent investment research firm, said that long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

Our CEO Anthony Alexander was potentially entitled to $55 million if there was a change in control.

We had two "Flagged (Problem) Directors" according to The Corporate Library: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during accounting misrepresentation (lawsuit settlement expense) and Michael Anderson due to his Interstate Bakeries directorship responsibilities as it went bankrupt.

Between 34% and 42% of the votes cast in our 2010 election were negative for our entire board. This indicated dissatisfaction among a significant portion of our company's shareholders.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [*** FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL
FINANCIAL℠

November 29, 2011

Ray T. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Ray T. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America Corp. (BAC), Ford Motor Company (F), FirstEnergy Corp. (FE), Nisource Inc. (NI) and Pacific Gas &Electric Corp. (PCG).

Please accept this letter as confirmation that Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 500 shares of Bank of America Corp. (CUSIP: 060505104), 500 shares of Ford Motor Company (CUSIP: 345370860), 200 shares of FirstEnergy Corp. (CUSIP: 337932107), 200 shares of Nisource Inc. (CUSIP: 65473P105) and no less than 200.000 shares of Pacific Gas &Electric Corp. (CUSIP: 69331C108) since July 1, 2010. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W622675-29NOV11

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

January 12, 2012

FirstEnergy Corp.
76 South Main Street
Akron, OH 44308

Re: *Shareholder Proposal of the Ray T. Chevedden and Veronica G. Chevedden Family Trust*

Ladies and Gentlemen:

We have acted as special Ohio counsel to FirstEnergy Corp., an Ohio corporation (the "***Company***"), in connection with its response to a shareholder proposal (the "***Proposal***") submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust (the "***Proponent***") for consideration at the 2012 Annual Meeting of Shareholders of the Company. In connection therewith, you have requested our opinion as to whether the Proposal would, if implemented, cause the Company to violate the Ohio corporation law to which it is subject, and if implementation of the Proposal would violate Ohio corporation law, whether the Company would lack the power and authority to implement the Proposal.

This opinion is based solely upon our examination of the Proposal and supporting statement submitted by the Proponent (attached as Exhibit A), the Company's Amended Articles of Incorporation, as amended, as filed with the Securities and Exchange Commission (the "***Articles***"), the Company's Amended Code of Regulations, as filed with the Securities and Exchange Commission (the "***Regulations***"), and our own investigation of Chapter 1701 of the Ohio Revised Code, which we refer to as the Ohio corporation law, as we have deemed necessary in the circumstances.

THE PROPOSAL

The Proposal requests that the Company's board of directors (the "***Board***") "take the steps necessary so that each shareholder voting requirement in [the Company's] charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws."

DISCUSSION

To the extent the Proposal is implemented as described below, the Proposal would cause the Company to violate Ohio corporation law, and thus the Company would lack the power and authority to implement the Proposal.

Ohio corporations such as the Company are subject to the Ohio corporation law[1]. Under the Ohio corporation law, the code of regulations of an Ohio corporation is enforceable and violations of such regulations are illegal and invalid. *See State ex rel. Webber v. Shaw*, 103 Ohio St. 660 (1921). In addition, the rules and regulations of an Ohio corporation, including the code of regulations, cannot be in contravention of any statutory provisions. *See Knight v. Shutz*, 141 Ohio St. 267 (1943); *State ex rel. Schwab v. Price*, 121 Ohio St. 114 (1929); Ohio Rev. Code Ann. § 1701.11(A)(1) (2009). Under Ohio law, therefore, the Company is not permitted to amend its Regulations if the amendment would violate Ohio corporation law. Additionally, if a new regulation would violate Ohio corporation law, the Company would lack the power and authority to implement the regulation because the new regulation would be illegal and invalid.

As noted above, the Proposal requests the Board to take steps so that each shareholder voting requirement in the Company's Articles and Regulations that requires greater than a simple majority vote be changed to require a majority of the votes cast.[2] In every instance where the Ohio corporation laws sets forth a voting standard for shareholders to approve corporate action, those provisions require shareholders to approve those actions by a voting standard that is higher than a majority of votes cast. Thus, to the extent the Proposal requires a majority of the votes cast standard for those provisions, the Proposal would violate Ohio corporation law, and the Company would lack the power and authority to implement the Proposal.

Ohio Generally Requires Action By Written Consent To Be Unanimous

The Ohio corporation law requires action by written consent of the shareholders to be unanimous,[3] except that action by written consent of the shareholders to amend the code of regulations may be taken by a majority of the voting power of the corporation if so provided in the Company's articles or code of regulations.[4]

To the extent that the Proposal requests (i) lowering the voting standard required for the Company's shareholders to take action by written consent, except in the case of amending the Regulations, to less than unanimous written consent or (ii) lowering the voting standard required for the Company's shareholders to take action by written consent to amend the Regulations to less than a majority of the voting power of the Company, the Proposal would violate Ohio

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[1] Ohio Rev. Code Ann. § 1701.98.

[2] We assume, for purposes of this opinion, that "simple majority" and "majority of the votes cast" have identical meanings, and that if "simple majority" means something different than "majority of the votes cast", it means less than a majority of the shares represented at the meeting and entitled to vote.

[3] Ohio Rev. Code Ann. § 1701.54(A).

[4] Ohio Rev. Code Ann. § 1701.11(A)(1)(c).

corporation law, and the Company would lack the power and authority to implement the Proposal.

Ohio Requires Approval of Certain Actions By At Least A Majority of the Voting Power

The default rule in the Ohio corporation law requires the following actions, when taken by shareholders, to be approved by two-thirds of the voting power of the Company (or two-thirds of the shares of each or any class), except that the Articles may lower the two-thirds statutory default rule and provide for a vote of not less than a majority of the voting power of the Company (or a majority of the shares of each or any class, if applicable)[5]:

- Amendment of the articles of incorporation;[6]
- Reduction or elimination of stated capital;[7]
- Application of capital surplus to dividend payments;[8]
- Authorization of share repurchases;[9]
- Authorization of sales of all or substantially all the Company's assets;[10]
- Adoption of merger agreement and other merger-related actions;[11]
- Authorization of a combination or majority share acquisition;[12]
- Dissolution of the Company;[13]
- Release of pre-emptive rights;[14] and

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[5] Either the relevant section of the Ohio corporation law permits lowering the voting standards to a majority of the voting power of the corporation (or a majority of the shares of each or any class of the corporation, if applicable), or Section 1701.52 allows such voting standards to be lowered. Ohio Rev. Code Ann. § 1701.52. Section 1701.52 provides that any voting requirements imposed in Sections 1701.01 to 1701.98, inclusive, that require a vote of a designated proportion of holders (but less than all) of any particular class or each class may be increased or reduced in the Articles, but may not be less than a majority of the shares outstanding of such class or each class.

[6] Ohio Rev. Code Ann. § 1701.71(A)(1).

[7] Ohio Rev. Code Ann. § 1701.31(E).

[8] Ohio Rev. Code Ann. § 1701.32(G).

[9] Ohio Rev. Code Ann. § 1701.35(A)(9).

[10] Ohio Rev. Code Ann. § 1701.76(A)(1)(b).

[11] Ohio Rev. Code Ann. § 1701.78(F). Various other merger-related provisions require the same vote as is required to adopt a merger agreement (*see, e.g.*, Ohio Rev. Code Ann. § 1701.78(G) (abandoning merger agreements)) or the same vote as is required by Ohio Rev. Code Ann. § 1701.78 (*see, e.g.*, Ohio Rev. Code Ann. § 1701.79(D), 1701.801(C)(1)).

[12] Ohio Rev. Code Ann. § 1701.83.

[13] Ohio Rev. Code Ann. § 1701.86(E); Ohio Rev. Code Ann. § 1701.91(A)(3), (4).

- Authorization of dividend to be paid in shares of another class.[15]

The Ohio corporation law also requires the following actions, when taken by shareholders, to be approved by a majority of the voting power of the Company (or a majority of the shares of each or any class):

- Adoption, amendment or repeal of regulations at a meeting of the shareholders;[16]
- Removal of directors;[17]
- Approval of contracts or transactions with directors and officers;[18]
- Authorization of control share acquisitions;[19] and
- Removal of provisional directors.[20]

To the extent that the Proposal requests lowering the voting standard required for the Company's shareholders to take any of the actions described above to less than a majority of the voting power of the Company (or less than a majority of the shares of each or any class entitled to vote), the Proposal would violate Ohio corporation law, and the Company would lack the power and authority to implement the Proposal.

Ohio Requires A Majority Vote of Shares Represented At A Meeting To Set the Number of Directors

Unless the articles or code of regulations fix the number of directors or otherwise provide the manner in which such number may be fixed or changed by the shareholders, the Ohio corporation law permits the shareholders to fix or change the number of directors by the affirmative vote of the holders of a majority of the shares which are represented and entitled to vote (but not votes cast) at a meeting at which a quorum is present.[21] To the extent that the Proposal requests lowering the voting standard required for the Company's shareholders to fix or change the number of directors of the Company to less than a majority of the shares represented and entitled to vote at a meeting at which a quorum is present, the Proposal would violate Ohio

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[14] Ohio Rev. Code Ann. § 1701.15(A)(7), (8); *see also*, Ohio Rev. Code Ann. § 1701.52.

[15] Ohio Rev. Code Ann. § 1701.33(D); *see also*, Ohio Rev. Code Ann. § 1701.52.

[16] Ohio Rev. Code Ann. § 1701.11(A)(1)(b).

[17] Ohio Rev. Code Ann. § 1701.58(C); Ohio Rev. Code Ann. § 1701.58(D).

[18] Ohio Rev. Code Ann. § 1701.60(A)(1)(b).

[19] Ohio Rev. Code Ann. § 1701.831(E)(1).

[20] Ohio Rev. Code Ann. § 1701.911(B).

[21] Ohio Rev. Code Ann. § 1701.56(A)(2).

corporation law, and the Company would lack the power and authority to implement the Proposal.

Conclusion

In every instance where the Ohio corporation law sets forth voting standards for shareholders to approve corporate action, those provisions require shareholders to approve those actions by a voting standard that is higher than a majority of votes cast. Thus, it is our opinion that the Proposal, to the extent it requests amending the Articles and Regulations to lower the voting standard to a majority of votes cast in order to take any of the actions described above, would cause the Company to violate Ohio corporation law. Because the Proposal, if so implemented, would violate Ohio corporation law, the Company lacks the power and authority to implement the Proposal. *See Knight v. Shutz*, 141 Ohio St. 267 (1943); *State ex rel. Schwab v. Price*, 121 Ohio St. 114 (1929).

Our examination of matters of law in connection with the opinions expressed herein has been limited to, and accordingly our opinions are hereby limited to, the Ohio corporation law under Chapter 1701 of the Ohio Revised Code. We express no opinion with respect to any other law of the State of Ohio or any other jurisdiction. Our opinions are limited to those expressly set forth herein and subject to the further limitations, qualifications and assumptions set forth herein, and we express no opinion by implication.

The foregoing opinion is solely for the benefit of the Company in connection with the matters addressed herein. We hereby consent to the furnishing of a copy of this letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein. Except as stated in this paragraph, this opinion letter is not to be used for any other purpose or circulated, quoted or otherwise referred to, without, in each case, our prior written consent.

Very truly yours,

Jones Day

[FE: Rule 14a-8 Proposal, November 29, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

This simple majority vote topic also won our ascending support of 71% to 80% in each year from 2005 to 2009. Our directors ignored our repeated overwhelming support. Meanwhile our directors' popularity headed south and four directors were hit with 51% in negative votes during 2009 including Chairman George Smart, Carol Cartwright, Jesse Williams and William Cottle.

Sadly George Smart, Carol Cartwright and Jesse Williams held five seats on our most important board committees in 2011 and each had 14-years long-tenure. The Corporate Library, an independent investment research firm, said that long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

The merit of this Simple Majority Vote proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

Our CEO Anthony Alexander was potentially entitled to $55 million if there was a change in control.

We had two "Flagged (Problem) Directors" according to The Corporate Library: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during accounting misrepresentation (lawsuit settlement expense) and Michael Anderson due to his Interstate Bakeries directorship responsibilities as it went bankrupt.

Between 34% and 42% of the votes cast in our 2010 election were negative for our entire board. This indicated dissatisfaction among a significant portion of our company's shareholders.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***